
02041987

SECURITIES AND EXCHANGE COMMISSION


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2002
WASH. D.C. 151 SECTION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from____________to

Commission file number 0-14484

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
MERCHANTS BANCORP, INC. THRIFT PLAN
38 Fountain Square Plaza, Cincinnati, Ohio 45263

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FIFTH THIRD BANCORP
38 Fountain Square Plaza, Cincinnati, Ohio 45263

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23	Consent of Independent Accountants
Exhibit 99	Financial Statements for the years ended December 31, 2001 and 2000 and Supplemental Schedule as of December 31, 2001 for the Merchants Bancorp, Inc. Thrift Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERCHANTS BANCORP, INC. THRIFT PLAN

By: Fifth Third Bank, a Michigan banking corporation, Trustee

Date: June 26, 2002

By: 

Paul L. Reynolds
Assistant Secretary



CROWE CHIZEK

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-63518) for the Merchants Bancorp, Inc. Thrift Plan of our report dated June 6, 2002 on the Merchants Bancorp, Inc. Thrift Plan ("the Plan") financial statements included in the Form 11-K of the Plan for the year ended December 31, 2001.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

South Bend, Indiana
June 26, 2002

Exhibit 99

MERCHANTS BANCORP, INC.
THRIFT PLAN
Grand Rapids, Michigan

FINANCIAL STATEMENTS
December 31, 2001 and 2000

MERCHANTS BANCORP, INC. THRIFT PLAN
Grand Rapids, Michigan

FINANCIAL STATEMENTS
December 31, 2001 and 2000

CONTENTS



CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Administrative Committee of
Merchants Bancorp, Inc. Thrift Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of the Merchants Bancorp, Inc. Thrift Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in the notes to the financial statements, the Plan sponsor elected during 2000 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan changed its basis of accounting from the accrual basis to the liquidation basis in presenting the 2001 and 2000 financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America applied on the basis described in the preceding paragraph.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2001 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

South Bend, Indiana
June 6, 2002

MERCHANTS BANCORP, INC. THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Investments, at fair value (Note 4)	$ 5,039,984	$ 6,580,911
Receivables		
Employer contribution	-	-
Income	11,062	4,296
Total receivables	11,062	4,296
Cash	3,205	974
NET ASSETS AVAILABLE FOR BENEFITS	$ 5,054,251	$ 6,586,181

See accompanying notes to financial statements.

MERCHANTS BANCORP, INC. THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001

Additions to net assets attributed to	
Net appreciation in fair value of investments (Notes 2 and 4)	$ 15,809
Interest and dividends	107,804
Total additions	123,613
Deductions from net assets attributed to	
Benefits paid to participants	1,655,493
Administrative expenses	50
Total deductions	1,655,543
Net decrease	(1,531,930)
Net assets available for benefits	
Beginning of year	6,586,181
End of year	$ 5,054,251

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Merchants Bancorp, Inc. Thrift Plan ("the Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan which covered substantially all full-time employees of Merchants Bancorp, Inc. and Merchants National Bank of Aurora (collectively "the Company" or "the Bank"), prior to the acquisition of the Company by Old Kent Financial Corporation ("Old Kent") on February 12, 2000. Subsequent to February 12, 2000, all former Company employees were covered under Old Kent's retirement plan. The Plan also covered all part-time employees who have worked more than 1,000 hours per year. During 2001 Old Kent Bank merged into Fifth Third Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). As further described in Note 3, the Plan was terminated on February 12, 2000.

Contributions: Each year, the Company could contribute a percentage of the compensation of each participant to the Plan at the discretion of the Board of Directors. For 2001, no discretionary contribution was made to the Plan. Additionally, participants were able to contribute up to 15% of their annual wages, which include bonuses and overtime. Finally, the Company could match employee contributions at 50% of the first 6% of the compensation deferred by each participant (maximum matching contribution of 3% of compensation).

Investment Options: The Plan allows participants to self-direct the investment of their plan assets, including employer discretionary and matching contributions among several different investment options offered by the Bank. Participants may change their investments daily.

Participant Accounts: Each participant's account is credited with the participant's own contribution, and an allocation of (a) the Company's contributions and (b) investment income. Allocation of the Company's contributions and investment income is based upon participants' compensation and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement (at normal retirement age), death, or disability.

Forfeited Accounts: Forfeitures of terminated participants' nonvested accounts are used to reduce the employer's contribution for the current plan year. If the employer does not make a contribution for a plan year, any available forfeitures are treated as employer contributions. For the years ended December 31, 2001 and 2000, employer contributions were reduced by $-0- and $-0-, respectively, from forfeited nonvested accounts. During 2001, forfeited nonvested accounts of $-0- were allocated to the remaining participants due to termination of the Plan.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Effective February 12, 2000 in conjunction with the termination of the Plan, all participants became fully vested in their accounts.

Payment of Benefits: On termination of service, a participant may elect to receive: (a) a lump sum payment in cash or property; (b) a life annuity; (c) a life annuity with a period certain of 10, 15, or 20 years; (d) a joint 50%, 66-2/3%, or 100% survivor annuity; or (e) any combination of (a) through (d).

Loan Provisions: The Plan provides that participants can borrow funds against their vested account balance. These loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance. The loan must be repaid within five years with interest as defined by the Plan. Loan issuance is treated as a transfer between a participant's investment fund(s) and the loan receivable from a participant's fund.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The principles and policies that significantly affect the determination of net assets available for benefits and results of operations are summarized below.

Accounting Method: The accounting principles and procedures followed by the Plan conform to the liquidation basis of accounting due to the Plan's termination. There is no significant difference between the accrual basis and the liquidation basis of accounting with respect to this plan.

Income and Expense Recognition: Investment income is derived from dividends and interest, which are recognized as income when received. Differences between this basis of accounting and the accrual basis are not material in amount for the periods presented. Employer and employee contributions and expenses payable are recognized on the accrual method. Benefits to participants are recorded when paid.

Valuation of Investments: Quoted market prices are used to value the Plan's investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are carried at their outstanding principal balance, which approximates fair value.

Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures and actual results could differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation

(Continued)

NOTE 3 - PLAN TERMINATION

Effective February 12, 2000, the Company merged with Old Kent and terminated the Plan. During 2001 Old Kent Bank merged into Fifth Third Bank. Fifth Third Bank has received IRS approval to complete the termination of the Plan.

NOTE 4 - INVESTMENTS

Merchants National Bank of Aurora, the trustee of the Plan through February 12, 2000, held investment assets and executed transactions therein. Old Kent Financial Corporation became trustee on February 12, 2000, and subsequent to that date, holds investment assets and executes transactions therein.

The following table presents the fair values of the Plan's investments at December 31, 2001 and 2000 that represent 5% or more of the Plan's net assets.

	December 31, 2001	December 31, 2000
Investments at fair value as determined by quoted market prices		
Mutual funds		
Federated Prime Obligation Fund	$ 542,882	$ 879,892
Federated Mini-Cap Fund #149	429,018	580,080
Federated Stock Trust #19	1,315,688	1,725,638
Common stock		
Fifth Third Bancorp common stock	1,879,519	-
Old Kent Financial Corporation – common stock	-	2,281,781

During 2001, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value by $15,809 as detailed below:

Investments at fair value as determined by quoted market price	
Mutual funds	$ (57,406)
Common stock	73,215
	$ 15,809

(Continued)

NOTE 5 - RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Bank pays certain administrative fees on behalf of the Plan.

The Plan held the following party-in-interest investments (at fair value) at December 31, 2001 and 2000:

	2001	2000
Fifth Third Bancorp - common stock	$ 1,879,519	$ -
Old Kent Financial Corp - common stock	-	2,281,781

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated October 4, 2001 that the termination of the Plan does not adversely affect its qualification for federal tax purposes.

NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the plan, but who have not yet been paid. Plan assets allocated to these participants were $-0- and $326,410 at December 31, 2001 and 2000, respectively.

SUPPLEMENTAL INFORMATION

MERCHANTS BANCORP, INC. THRIFT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Name of Plan Sponsor: Merchants Bancorp, Inc.
Employer Identification Number: 36-3182868
Three-Digit Plan Number: 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fifth Third Bancorp common stock	30,646 shares of common stock	**	$ 1,879,519
	Federated Prime Obligation Fund	Money market fund	**	542,882
	Federated Mini-Cap Fund #149	36,731 shares of mutual fund	**	429,018
	Federated Stock Trust #19	38,765 shares of mutual fund	**	1,315,688
	Federated Max-Cap Fund #281	4,222 shares of mutual fund	**	98,077
	Federated Intermediate Income Fund #348	23,210 shares of mutual fund	**	230,706
	Federated International Equity Fund #6	5,444 shares of mutual fund	**	81,981
	Federated U.S. Government Securities Fund #100	20,841 shares of mutual fund	**	222,787
	Federated Managed Aggressive Growth Fund #376	4,292 shares of mutual fund	**	49,274
	Federated Managed Moderate Growth Fund #360	4,728 shares of mutual fund	**	51,586
	Federated Managed Conservative Growth Fund #357	4,556 shares of mutual fund	**	46,288
	Federated Managed Income Fund #355	1,426 shares of mutual fund	**	14,516
*	Loans to participants	Fixed interest rates ranging from 8.25% to 9.5%		77,662
	Total			$ 5,039,984

* Party-in-interest investment.
** Participant directed. Cost basis not presented.